

September 22, 2010

Via Facsimile and U.S. Mail

Mr. John L. Threshie, Jr.
President
The Tirex Corporation
1771 Post Road East
Westport, CT   06880

      RE: The Tirex Corporation
              Item 4.02 Form 8-K/A
              Filed September 21, 2010
              File No. 33-17598-NY

Dear Mr. Threshie:

      We have reviewed your response letter dated September 21, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A dated August 31, 2010

Item 4.02(b) – Non-reliance on Previously Issued Financial Statements

1.   Please refer to prior comment 1. In reference to the third bullet point, please amend this filing to disclose a more detailed description of the accounting policy discrepancies discovered and provide to us in writing examples of the types of transactions affected.

2.   Since your correspondence did not directly address in writing each of comments issued, we reiterate prior comment 2. We separately note that the prior audit report of Moore &

Associates Chartered opined on the financial statements for the cumulative period from March 26, 1993 to June 30, 2008. Please address the following:

- explain how you considered the impacts of the errors in the cumulative period from March 26, 1993 through June 30, 2009;

- tell us how you plan to correct the financial statements for periods prior to June 30, 2009; and

- please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

3.	Please refer to prior comment 4. We note disclosure added which states that "specific reference of the owner of the note" is not deemed relevant. However, considering the evident potential conflict of interest, we believe such information is meaningful to investors. As such, please revise this Form 8-K to more appropriately describe the counterparty.

4.	To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated letter from your independent accountant stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief